1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date September 22, 2006	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON (1) RESIGNATION AND PROPOSED APPOINTMENT OF

DIRECTOR; (2) APPOINTMENT OF BOARD SECRETARY,

COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

Mr. Chen Guangshui tendered his resignation as the Director, the Board Secretary, Company Secretary and Authorised Representative of the Company due to his new job arrangement.

The Board has nominated Mr. Zhang Baocai as a nominee for appointment as a Director. Mr. Zhang Baocai has been appointed as the Board Secretary, Company Secretary and Authorised Representative.

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) received the resignation of Mr. Chen Guangshui on 20 September 2006. Mr. Chen tendered his resignation as a director of the Company (the “Director”), the Board Secretary, Company Secretary and Authorised Representative of the Company due to his new job arrangement. Mr. Chen’s resignation takes effect from the date on which the Board received his resignation.

The Board confirms that it has no disagreement with Mr. Chen and it is not aware of any matter regarding his resignation that needs to be brought to the attention of the shareholders of the Company. The Board would like to take this opportunity to express its gratitude to Mr. Chen’s contribution towards the Company during his term of service.

The Board consists of thirteen members. One of the Directors has now resigned and the remaining twelve Directors will continue to perform their duties, which conforms to the requirement of a valid quorum. The 7th meeting of the third session of the Board of the Company nominated Mr. Zhang Baocai as the candidate for appointment as a non-independent director and has appointed Mr. Zhang Baocai as the Board Secretary, Company Secretary and Authorised Representative of the Company. The independent non-executive Directors have agreed to these arrangements.

Brief details of Mr. Zhang Baocai will be included in the notice of extraordinary general meeting of the Company to be despatched to the shareholders on 21 September 2006 for the purpose, among other things, of approving the appointment of Mr. Zhang Baocai as a Director. The contact details of Mr. Zhang Baocai are as follows:

Address: 298 South Fushan Road, Zoucheng City, Shandong Province (Post code: 273500)

Telephone: 0537-5382319

Fax: 0537-5383311

E-mail: abc84031@263.net

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojunand Mr. Wang Quanxi.

By order of the Board of Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, PRC, 20 September 2006

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310